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Map data ©2020
RPG - Restaurant, Pub, and Games

American Restaurant

724 Massachusetts Street
Lawrence, KS 66044
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Investment Opportunity
Data Room
Discussion
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THE PITCH
RPG - Restaurant, Pub, and Games is seeking investment to grow RPG by investing in an innovative board game subscription model, along with outside dining, and a new marketing campaign.
Generating Revenue
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Early Investor Bonus: The investment multiple is increased to 2× for the next $50,000 invested.
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OUR STORY

This is the vision Nate, Matt, Meghan, and Betsy had for Lawrence, KS back in the Summer of 2017. Starting with an online forum thread about the concept these old friends decided it was time to have fun at work, and give their community a place where everyone could call it home. Together, on top of their day jobs and combined 7 children, the two couples put their heads together to make RPG a reality. Eventually discovering some major local talent and bringing them on board, the team has worked to exhaustion time and time again to create an experience they hope you all will enjoy.

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THE TEAM
Nate Morches
President

Nate is our President and one of our owners. He is a fearless leader and the vision caster behind RPG. He is a creative problem solver and his hard work and drive has resulted in us having the business model, strategic planning, and projections we have today. He is the one behind acquiring the location, funding, and licensing we needed to open as well as his networking being the reason our team came together the way it did. RPG's vision and long-term plan wouldn't exist without Nate.

Betsy Pool
VP - Games

Betsy Pool is our VP of Board Games and one of our owners. She assists with the voice and branding of RPG and is also our game master extraordinaire. Her passion to try new games and share them with others has lead her to spending a lot of time tweaking the library catalog and deciding on their organisation for all 1,000+ board games so that it is as easy as possible for someone new or old to find a game that fits what they want to enjoy.

Meghan Morsches
VP - Aesthetics

Meghan Morsches is our VP of Aesthetics and one of our owners. She is the creative individual behind the aesthetic of RPG. From hand crafting the large board game tables & building out the shelves RPG's game library sits on to picking out the lighting, carpet, wall hangings... the list goes on and on. RPG would not look as fantastic as it does without Meghan's touch.

Matt Pool
VP - Operations & Marketing

Matt is our VP of Operations and Marketing and one of our owners. He is the one who finds the solutions to the impossible problems, who encourages the whole team, who oversees the big picture operations and when it comes down to it – one who works until everything gets done. He also knows when it is time to work and when it is time to rest and makes sure the team does also. We never would have made it this far on our journey without Matt at the helm.

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RPG is a restaurant, bar, and we have 1000+ board games to play in Lawrence, KS.

There is a good reason we started a business like this, so let us give you a little context: a story from Nate's family heritage.

The Reason for a Board Game Bar

My grandfather, Patricio Pascua, grew up in a tiny fishing village on the island of Luzón in the Philippines. In about 1940, while the Japanese were occupying the archipelago, they invaded his town and murdered his father and brother. He grabbed his then-fiancee, who is now my grandmother, and fled to the mountains to hide until it was safe.

After a few months, they stowed away on a small cargo ship and came to Hawaii, the United States, the land of opportunity. He then earned his citizenship through an enlistment in the U.S. Navy, fighting against the Japanese in Pacific Theatre in World War II. After one more enlistment in the U.S. Air Force, his family's safety secured, he was finally able to focus on what was most important in life.

Every Sunday night, in a house the size of a large bedroom, he would host large community gatherings - friends, family, anyone off the streets. They would pack 70 to 100 people into the house and onto the lawns. There would be singing, and dancing, crab boils and potlucks with enough food to feed them all 3 times over. Not to mention a generous amount of libations.

After overcoming personal danger, trans-Pacific travel, a World War, and political tumult, my grandfather spent the rest of his life devoted to the development of the community around him.

I grew up in that house, which overlooks Aloha stadium where they play the Pro-Bowl each year. I slept on a mattress in the living room next to the sacks of rice.

My grandfather fostered his values into me, and now I am responsible to pass on his legacy of overcoming great obstacles to build up families and communities.

Problem

The problem is that today, we have forgotten what real community is worth. My grandfather risked everything to pursue this worthy goal.

But in the 21st Century, the digital age has made us impersonal. Social media decreases face-to-face interaction. We've forgotten what real community is worth. COVID has exacerbated it all even further.

So how can I translate my grandfather's passion and values, which were passed down to me, into a world which has forgotten why human connection is so important?

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SOLUTION

The fact is that nothing can replace that visceral human need for face-to-face interaction. We all know deep down that we need to be with people, and board games help you do it in a comfortable, non-threatening, and fun way. They make relationship-building less awkward for the busy and stressed Americans.

Board games bridge that gap in the 21st Century.
They bring people together in a very social way. And when paired with food and drink, you can really start building relationships. Building community.
Particularly with the pandemic and social distancing, playing board games together helps build the closeness of families and even small groups.
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RPG

RPG stands for Restaurant, Pub & Games - a restaurant with a bar and 1000+ board games.

We opened in September of 2019, and provide that special place where people can get to know each other and have a blast doing it.
In Lawrence, KS, where we reside, we have built quite the community. Before COVID, we had a packed house full of loyal regulars to our weekly Trivia, and a weekly Dungeons & Dragons group.
One online reviewer said of us, "RPG is the most relevant cultural hub in Lawrence."
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OUR MISSION

Our mission is to build community and to strengthen families. Board games, paired with food and drink, provide a way to bring people together and recapture face-to-face interaction in the impersonal digital age.

Accountability
Inclusivity
Safety
Accessibility
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INVESTMENT OPPORTUNITY

With a mission statement to help build community, we are expanding this love of people outside the dining room. Here is what that expansion looks like, and what an investment opportunity translates into:

Fully fleshed out takeout and delivery programs.
Online portal for ordering.
Board Game rental service, with a subscription option.
Providing food for our community members who work night shift on-site at their places of business.
Outdoor dining to provide open-air ventilation for those customers who desire it.
Increasing marketing with honed in paid advertising.
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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Board Game Rental/Subscription Model $15,000
On-site Catering for Night Shift $15,000
New Marketing Campaign $10,000
Outdoor Dining $7,000
Mainvest Compensation $3,000
Total $50,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $1,020,000 $1,122,000 $1,200,540 $1,260,567 $1,298,384
Cost of Goods Sold $306,000 $336,600 $360,162 $378,170 $389,515
Gross Profit $714,000 $785,400 $840,378 $882,397 $908,869

EXPENSES

Rent $7,200 $7,380 $7,564 $7,753 $7,946
Utilities $34,320 $35,178 $36,057 $36,958 $37,881
Salaries $408,000 $448,800 $480,216 $504,226 $519,352
Insurance $4,992 $5,116 $5,243 $5,374 $5,508
Repairs & Maintenance $24,000 $24,600 $25,215 $25,845 $26,491
Legal & Professional Fees $12,000 $12,300 $12,607 $12,922 $13,245
Dues & Subscriptions $19,200 $19,680 $20,172 $20,676 $21,192

Internet & Phone $3,780 $3,874 $3,970 $4,069 $4,170

Office Supplies & Software $18,000 $18,450 $18,911 $19,383 $19,867

Marketing $60,000 $61,500 $63,037 $64,612 $66,227

Operating Profit $122,508 $148,522 $167,386 $180,579 $186,990

This information is provided by RPG - Restaurant, Pub, and Games. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents

2018 Balance Sheet

2018 Income Statement

2019 Balance Sheet

2019 Income Statement

2020 Balance Sheet

RPG - Updated Business Plan 2020-10-15.pdf

Investment Round Status

$50,000

TARGET

$150,000

MAXIMUM

This investment round closes on January 13, 2021. 0 people have invested so far.

Summary of Terms

Legal Business Name Trader's Cache, LLC

Investment Structure Revenue Sharing Note

Early Investor Bonus

Investment multiple for the first $50,000 invested

2×

Investment Multiple 1.8×

Business's Revenue Share 1.8%-5.4%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date October 1, 2026

Financial Condition

Prior to COVID, due to high revenues and proper management, RPG was set to become operationally profitable by July 2020. This would have been after only 10 months of business as a result of our excellent management of the business. Most restaurants in our region take about 2-3 years to become profitable.

Since COVID, we have been less and less able to rely on dine-in service as a reliable revenue stream, due to the needs for social distancing.

Our upcoming initiatives to create new revenue streams, paired with our excellent management, are why we believe an investment in RPG will bring about a major return.

Risk Factors

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of RPG - Restaurant, Pub, and Games to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Changes in Economic Conditions Could Hurt RPG - Restaurant, Pub, and Games

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect RPG - Restaurant, Pub, and Games's financial performance or ability to continue to operate. In the event RPG - Restaurant, Pub, and Games ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 controls, the Company can not guarantee that it will resume operations in the future.

Limited Services

RPG - Restaurant, Pub, and Games operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. RPG - Restaurant, Pub, and Games competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from RPG - Restaurant, Pub, and Games's core business or the inability to compete successfully against the with other competitors could negatively affect RPG - Restaurant, Pub, and Games's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in RPG - Restaurant, Pub, and Games's management or vote on and/or influence any managerial decisions regarding RPG - Restaurant, Pub, and Games. Furthermore, if the founders or other key personnel of RPG - Restaurant, Pub, and Games were to leave RPG - Restaurant, Pub, and Games or become unable to work, RPG - Restaurant, Pub, and Games (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which RPG - Restaurant, Pub, and Games and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, RPG - Restaurant, Pub, and Games is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

RPG - Restaurant, Pub, and Games might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If RPG - Restaurant, Pub, and Games is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither RPG - Restaurant, Pub, and Games nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

RPG - Restaurant, Pub, and Games will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and RPG - Restaurant, Pub, and Games is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although RPG - Restaurant, Pub, and Games will carry some insurance, RPG - Restaurant, Pub, and Games may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, RPG - Restaurant, Pub, and Games could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect RPG - Restaurant, Pub, and Games's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of RPG - Restaurant, Pub, and Games's management will coincide: you both want RPG - Restaurant, Pub, and Games to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want RPG - Restaurant, Pub, and Games to act conservative to make sure they are best equipped to repay the Note obligations, while RPG - Restaurant, Pub, and Games might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If RPG - Restaurant, Pub, and Games needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with RPG - Restaurant, Pub, and Games or management), which is responsible for monitoring RPG - Restaurant, Pub, and Games's compliance with the law. RPG - Restaurant, Pub, and Games will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if RPG - Restaurant, Pub, and Games is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if RPG - Restaurant, Pub, and Games fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of RPG - Restaurant, Pub, and Games, and the revenue of RPG - Restaurant, Pub, and Games can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

Subordination

The Notes shall be subordinated to all indebtedness of RPG - Restaurant, Pub, and Games to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

This information is provided by RPG - Restaurant, Pub, and Games. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
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